SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTIONS 240.13D-2(a)

(Amendment No. 4)*

STEREOTAXIS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

85916J409

(CUSIP Number)

Attention: Dr. Nathan Fischel

DAFNA Capital Management, LLC

10990 Wilshire Boulevard, Suite 1400

Los Angeles, California 90024

310-954-3200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 pages)

CUSIP: 85916J409	SCHEDULE 13D

1	NAMES OF REPORTING PERSON DAFNA Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,680,554 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,680,554 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,680,554 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%(2)
14	TYPE OF REPORTING PERSON IA

(1)	Consists of shares of common stock (“Common Stock”) of Stereotaxis, Inc., a Delaware corporation (the “Issuer”), held by DAFNA LifeScience, L.P. and DAFNA LifeScience Select, L.P., of which DAFNA Capital Management, LLC, a Delaware limited liability company (“DAFNA”), is the investment manager and general partner. Excludes shares of Common Stock issuable upon conversion of preferred stock as well as shares of Common Stock issuable upon exercise of warrants held by DAFNA LifeScience, L.P., DAFNA LifeScience Select, L.P., and DAFNA LifeScience Market Neutral, L.P., (the “Funds”) as a result of the Beneficial Ownership Limitation described herein. See Item 5 of this Amendment No. 4 to the Schedule 13D for further details.
(2)	See Item 5 of this Amendment No. 4 to the Schedule 13D.

CUSIP: 85916J409	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Dr. Nathan Fischel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria citizen (U.S. permanent resident)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000 (3)
	8	SHARED VOTING POWER 13,680,554 (4)
	9	SOLE DISPOSITIVE POWER 10,000 (3)
	10	SHARED DISPOSITIVE POWER 13,680,554 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,690,554 (3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (5)
14	TYPE OF REPORTING PERSON IN, HC

(3)	Consists of vested shares of restricted Common Stock held by Dr. Nathan Fischel. Excludes unvested shares of restricted Common Stock held by Dr. Nathan Fischel.
(4)	Consists of shares of Common Stock held by DAFNA LifeScience, L.P. and DAFNA LifeScience Select, L.P. Dr. Nathan Fischel is the Chief Executive Officer of DAFNA, which is the investment manager and general partner of each of the Funds. Excludes shares of Common Stock issuable upon conversion of preferred stock as well as shares of Common Stock issuable upon exercise of warrants held by the Funds as a result of the Beneficial Ownership Limitation described herein. See Item 5 of this Amendment No. 4 to the Schedule 13D for further details.
(5)	See Item 5 of this Amendment No. 4 to the Schedule 13D.

CUSIP: 85916J409	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Dr. Fariba Ghodsian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,680,554 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,680,554 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,680,554 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (7)
14	TYPE OF REPORTING PERSON IN, HC

(6)	Consists of shares of Common Stock held by DAFNA LifeScience, L.P. and DAFNA LifeScience Select, L.P. Dr. Fariba Ghodsian is the Chief Investment Officer of DAFNA, which is the investment manager and general partner of each of the Funds. Excludes shares of Common Stock issuable upon conversion of preferred stock as well as shares of Common Stock issuable upon exercise of warrants held by the Funds as a result of the Beneficial Ownership Limitation described herein. See Item 5 of this Amendment No. 4 to the Schedule 13D for further details.
(7)	See Item 5 of this Amendment No. 4 to the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being filed by: (i) DAFNA Capital Management, LLC, a Delaware limited liability company (“DAFNA”); (ii) Dr. Nathan Fischel, a citizen of Austria and permanent resident of the United States of America (“Dr. Fischel”); and (iii) Dr. Fariba Ghodsian, a citizen of the United States of America (“Dr. Ghodsian,” and together with DAFNA and Dr. Fischel, the “Reporting Persons”). Dr. Fischel is the Chief Executive Officer of DAFNA and Dr. Ghodsian is the Chief Investment Officer of DAFNA.

DAFNA is the investment manager and general partner of each of DAFNA LifeScience, L.P., a Delaware limited partnership (“LifeScience”), DAFNA LifeScience Select, L.P., a Delaware limited partnership (“Select”), and DAFNA LifeScience Market Neutral, L.P., a Delaware limited partnership (“Market Neutral”) and, together with LifeScience and Select, the “Funds”).

The securities are owned directly by certain of the Funds. Each of DAFNA, Dr. Fischel, and Dr. Ghodsian may be deemed to beneficially own the securities under Section 13(d) of the Securities Exchange Act of 1934.

(b) The principal business address of each of the Reporting Persons is 10990 Wilshire Boulevard, Suite 1400 Los Angeles, California 90024.

(c) The principal business of DAFNA is serving as an SEC-registered investment adviser for private investment funds, including the Funds. The principal occupation of Dr. Fischel is serving as the Chief Executive Officer of DAFNA. The principal occupation of Dr. Ghodsian is serving as the Chief Investment Officer of DAFNA.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

On September 29, 2016, DAFNA LifeScience, L.P. and DAFNA LifeScience Select, L.P. acquired a total of 8,000 shares of Series A Convertible Preferred Stock (“Preferred Stock”) of the Issuer, and warrants representing the right to purchase an aggregate of 12,307,692 shares of Common Stock (the “SPA Warrants”), in exchange for a total consideration of $8,000,000 pursuant to the terms of a Securities Purchase Agreement, dated September 26, 2016, (the “SPA”). Each share of Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $0.65 per share, and, when acquired, the SPA Warrants had an initial exercise price of $0.70 per share. Conversion of the Preferred Stock is subject to the Beneficial Ownership Limitation (as discussed below in Item 5). While exercise of the SPA Warrants was initially subject to the Beneficial Ownership Limitation, DAFNA LifeScience, L.P. and DAFNA LifeScience Select, L.P. each entered into a Consent and Amendment, dated as of February 28, 2018, in which the Issuer agreed, among other things, to (i) reduce the exercise price of the SPA Warrants for a certain time period and (ii) waive the Beneficial Ownership Limitation with respect to the exercise of the SPA Warrants. On March 5, 2018, DAFNA LifeScience, L.P. and DAFNA LifeScience Select, L.P. exercised all of the SPA Warrants at an exercise price of $0.28 per share (the “Warrant Exercise”). The shares purchased through the Warrant Exercise are subject for 18 months to a lock-up agreement in the form attached as Exhibit B to the Consent and Amendment described above.

The Funds utilized their working capital to acquire the securities described above.

In addition to the Preferred Stock referenced above, the Funds now hold a total of (i) 13,680,554 shares of Common Stock, and (ii) warrants, issued August 7, 2013 (the “Warrants”), representing the right to purchase an aggregate of 1,041,357 shares of Common Stock. Exercise of the Warrants is subject to the Beneficial Ownership Limitation (as discussed below in Item 5).

Item 5. Interest in Securities of the Issuer

Items 5(a) - 5(b) are amended and restated to read as follows:

(a), (b) Based on the representations of the Issuer set forth in the Form 10Q filed on November 9, 2017, 22,799,966 shares of Common Stock were outstanding as of October 31, 2017. In addition, based on the representations of the Issuer set forth in the Form 8-K filed on March 6, 2018, the Issuer issued an additional 35,791,927 shares of Common Stock as part of the Warrant Exercise, resulting in a total of 58,591,893 shares outstanding of Common Stock. The Funds directly hold an aggregate of 13,680,554 shares of Common Stock, or 23.35% of the total amount of outstanding shares of Common Stock.

Additionally, the Funds directly hold an aggregate of 8,000 shares of Preferred Stock, initially convertible into an aggregate of 12,307,692 shares of Common Stock, and Warrants representing the right to acquire an aggregate of 1,041,357 shares of Common Stock. The conversion of the Preferred Stock and exercise of the Warrants are restricted to the extent that, upon such conversion or exercise, the number of shares of Common Stock then beneficially owned by the holder of such securities and its affiliates would exceed 4.99% (“The Beneficial Ownership Limitation”) of the total number of shares of Common Stock then outstanding, unless the Beneficial Ownership Limitation is waived or removed.

The Preferred Stock bears dividends at a rate of six percent (6.0%) per annum, which are cumulative and accrue daily from the date of issuance on the $1,000 stated value. Such dividends will not be paid in cash, except in connection with any liquidation, dissolution or winding up of the Company or any redemption of the Preferred Stock. Instead, the value of the accrued dividends is added to the liquidation preference of the Preferred Stock and will increase the number of shares of common stock issuable upon conversion (“The Common Stock Dividend Accrual”).

As of the date of this filing, if the Beneficial Ownership Limitation were waived or removed, and after accounting for the Common Stock Dividend Accrual, the Reporting Persons would be entitled to receive about 13,364,103 shares issuable upon conversion of the Preferred Stock and an aggregate of 1,041,357 shares of Common Stock issuable upon exercise of the Warrants held by the Funds.

Item 7. Material to Be Filed as Exhibits

The following exhibits will be added to Item 7:

Exhibit 9	Consent and Amendment, dated as of February 28, 2018.

Exhibit 10	Form of Amended and Restated Warrant.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2018

DAFNA CAPITAL MANAGEMENT, LLC

By: /s/ Nathan Fischel

Dr. Nathan Fischel

Its: Chief Executive Officer

/s/ Fariba Ghodsian

Fariba Ghodsian, Ph.D., MBA

/s/ Nathan Fischel

Nathan Fischel, MD, CFA